Exhibit 99.1

CREDIT SUISSE
Eleven Madison Avenue New York, NY 10010 USA	Telephone +1 212 325 5200 Fax +1 212 325-6665

Media Release

Credit Suisse AG Announces the Reverse Split of its TVIX ETN

New York, August 2, 2016 Credit Suisse AG announced today that it will implement a 1-for-25 reverse split of its VelocityShares™ Daily 2x VIX Short Term ETN (“TVIX”), expected to be effective as of August 9, 2016.

On August 11, 2016, holders of record will receive one reverse split-adjusted ETN for every twenty-five units of TVIX. In addition, such holders of record that hold a number of units of ETNs not evenly divisible by twenty-five will receive a cash payment for any fractional number of units remaining of TVIX (the “partials”). The cash amount due on any partials will be determined on August 15, 2016, based on the closing indicative value of TVIX on such date and will be paid by Credit Suisse AG on August 22, 2016.

The closing indicative value of TVIX on August 8, 2016 will be multiplied by twenty-five to determine its reverse split-adjusted closing indicative value. The reverse split will be effective at the open of trading on August 9, 2016 and TVIX will begin trading on the NASDAQ Stock Market on a reverse split-adjusted basis on such date. Following the reverse split, TVIX will have a new CUSIP but will retain the same ticker symbol.

The reverse split will affect the trading denominations of TVIX but it will not have any effect on the principal amount of the underlying notes, except that the aggregate principal amount will be reduced by an amount equal to the aggregate principal amount of the partials.

None of the other ETNs offered by Credit Suisse AG are affected by these announcements.

Reverse Split	Ticker Symbol	CUSIP / New CUSIP
VelocityShares™ Daily 2x VIX Short Term ETN due December 4, 2030	TVIX	22539T423 / 22539T274

Press Contacts

Nicole Sharp, Credit Suisse AG, telephone +1 212 325 8708, nicole.sharp@credit-suisse.com

Azar Boehm, Credit Suisse AG, telephone +1 212 538 3953, azar.boehm@credit-suisse.com

Credit Suisse ETNs

Telephone +1 800 320 1225, ETN.Desk@credit-suisse.com

Credit Suisse AG

Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high net worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 47,760 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.